**Mail Stop 3561**

April 28, 2008

Mr. Yuan Tian, Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangjizhoing District
Hi-Tech Development Zone
Harbin, People's Republic of China

> **Re:** **China Forestry, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 23, 2008**
> **File No. 000-25765**

Dear Mr. Tian:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.  We note your reference to the report of your former auditor in your disclosure.  Because your former auditor did not provide a report on your financial statements, please revise your disclosures to remove the reference to their report as this appears to be misleading.

2. Please revise your disclosure in paragraph three to state whether, since the engagement of your former auditor and through your dismissal of them, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.  Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-B for more information.

Exhibit 16

3. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K disclosures.

Form 10-Q for the Period Ended September 30, 2007

We monitored your Form 10-Q solely related to the matters below.

4. We note in your disclosures on page 16 that you concluded that your disclosure controls and procedures were effective.  The material weaknesses disclosed in your Form 8-K filed April 23, 2008 appear to indicate your disclosure controls and procedures are not effective.  Please tell us how you concluded that your disclosure controls and procedures were effective given the items listed in the letter provided by Turner, Stone & Company, LLP.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

    If you have any questions, please call me at (202) 551-3832.

                                    Sincerely,


                                    Joshua Thomas
                                    Staff Accountant
                                    Office of Beverages, Apparel and
                                    Health Care Services